EXHIBIT 11
COMPUTATION OF NET INCOME PER SHARE
(In thousands, except share data)
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,	
	2006	2005	2006	2005
Earnings per common share - basic				
Net income	$ 1,400	$ 1,287	$ 1,297	$ 2,729
Weighted average common shares outstanding – basic	2,515,644	2,509,030	2,510,980	2,506,661
Earnings per common share - basic	$ 0.56	$ 0.51	$ 0.52	$ 1.09
Earnings per common share – diluted				
Net income – basic and diluted	$ 1,400	$ 1,287	$ 1,297	$ 2,729
Weighted average common shares outstanding – basic	2,515,644	2,509,030	2,510,980	2,506,661
Effect of dilutive securities - options	56,486	52,692	59,821	60,262
Weighted average shares outstanding – diluted	2,572,130	2,561,722	2,570,801	2,566,923
Earnings per common share-diluted	$ 0.54	$ 0.50	$ 0.50	$ 1.06